FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period 16-22 October 2002

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

Section 198 Notification of Holding of Shares by Franklin Resources Inc	16 October 2002
Section 198 Notification of Holding of Shares by The Capital Group Inc	22 October 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	23 October 2002
Sarah Billington Manager Shareholder Services

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Franklin Resources Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bankers Trust Company	479,412
Bank of New York Europe Ltd	30,708
Bank of New York, London	1,939,539
Cede	5,532,750
Chase Nominees Ltd	41,082,253
Clydesdale Bank PLC	7,102,129
Deutsche Bank AG	887,300
HSBC Bank	223,800
Merrill Lynch	1,322,680
Northern Trust Company	2,566,187
Royal Trust Corp of Canada	5,806,071
State Street Nominees Ltd	7,988,993

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

1,168,099

8. Percentage of issued class

minimal

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

16 October 2002

12. Total holding following this notification

74,961,822

13. Total percentage holding of issued class following this notification

6.92%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

16 October 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited	25,099
MSS Nominees Limited	6,800
State Street Nominees Limited	9,731,100
Chase Nominees Limited	75,597,200

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

1,533,728

8. Percentage of issued class

minimal

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

22 October 2002

12. Total holding following this notification

85,360,199

13. Total percentage holding of issued class following this notification

7.88%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

22 October 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.